Exhibit 12.1

PSS WORLD MEDICAL, INC. AND SUBSIDIARIES

COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

FOR THE FISCAL YEARS ENDED APRIL 2, 2004, MARCH 28, 2003, MARCH 29, 2002,

MARCH 30, 2001, MARCH 31, 2000, AND FOR THE SIX MONTHS ENDED OCTOBER 1, 2004

AND OCTOBER 3, 2003

(Dollars in Thousands)

	Fiscal Year Ended									Six Months Ended
	2004		2003		2002		2001	2000		October 1, 2004		October 3, 2003
Fixed charges:
Interest expense	$5,560		$12,554		$8,201		$11,374	$9,278		$3,759		$2,460
Capitalized interest	27		—		1,801		1,612	1,377		—		—
Interest component of rental expense	8,962		12,985		12,440		12,768	11,796		5,906		4,713

Fixed charges	$14,549		$25,539		$22,442		$25,754	$22,451		$9,665		$7,173

Earnings:
Income (loss) before provision for income taxes	$46,300		$14,129		$17,934		$(37,593)	$17,582		$24,807		$21,435
Add: Fixed charges	14,549		25,539		22,442		25,754	22,451		9,665		7,173
Less: Capitalized interest	27		—		1,801		1,612	1,377		—		—

Total earnings (loss)	$60,822		$39,668		$38,575		$(13,451)	$38,656		$34,472		$28,608

Ratio of earnings (loss) to fixed charges:
Total earnings (loss)	$60,822		$39,668		$38,575		$(13,451)	$38,656		$34,472		$28,608
Fixed charges	$14,549		$25,539		$22,442		$25,754	$22,451		$9,665		$7,173
Ratio	4.2		1.6		1.7		(0.5)	1.7		3.6		4.0
	(a	)	(a	)	(a	)	(a )	(a	)	(a	)	(a	)

(a)	The consolidated ratios of earnings to fixed charges shown above is calculated in accordance with Section 229.503 (d) of Regulation S-K.